

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2016

Mail Stop 4631

<u>Via E- Mail</u>
Sergey Gandin
President and Director
Arma Services, Inc.
7260 W. Azure Drive, Suite 140-928
Las Vegas, NV 89130

> **Re: Arma Services, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 3, 2016**
> **File No. 333-202398**

Dear Mr. Gandin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

<u>Consent, page F-2</u>

2.   We have read your response to comment 2 in our letter dated April 28, 2016. You have indicated that your current auditors have provided an appropriately updated consent that "is attached as an exhibit." However, this consent still exists within your registration statement. Please revise to provide the consent as a separate exhibit. Refer to Item 16 of Form S-1.

Exhibit 23.1

3.   Please revise to have your predecessor auditor refer to the correct amendment in an appropriately updated consent filed as a separate exhibit.

      You may contact Jenn Do (Staff Accountant) at 202-551-3743 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

      Sincerely,

      /s/ Craig Slivka, for

      Pamela Long
      Assistant Director
      Office of Manufacturing and
      Construction

cc: Diane J. Harrison, Esq.
       Harrison Law, P.A.